EX-99.77J REVALUATN

Exhibit 77(j)(b) – NAV Errors

On May 20, 2008 class action proceeds for the PIC Growth Fund (a closed Fund) were erroneously deposited to the PIC Flexible Growth Fund.  The deposit of these funds caused the NAV to be overstated by $0.24 from May 20 – May 22.  There was one shareholder redemption transaction that occurred during that period.  This transaction was reversed and reprocessed which caused a loss to the Fund of $47.83.  USBFS reimbursed this amount to the Fund.

On October 28, 2008 corporate actions on Reinet Investments security for the ActivePassive International Equity Fund were erroneously processed. The corporate action caused the NAV to be revised from October 28 – December 3.  There was a benefit to the Fund of $11.74.  No reimbursements were required.